Exhibit 99.2

SECURITY HOLDINGS OF THE PARTICIPANTS

The following table sets forth certain information with respect to the beneficial ownership of the common stock of Wheeler Real Estate Investment Trust (the "Company") as of July 17, 2018 by each director, including our director nominees, and the executive officers of the Company.

	Number of Shares Beneficially Owned		Percentage of All Shares(1)
David Kelly	26,679		*
Andrew Franklin	4,295		*
Matthew Reddy	3,690		*
Carl B. McGowan, Jr.	18,554		*
Sean Armstrong	—		—
Jeff Zwerdling	77,208	(2)	*
Andrew Jones	519,035	(3)	5.55%
John Sweet	16,417		*
Stewart Brown	18,491		*
John McAuliffe	18,196		*
All directors, director nominees and executive officers as a group
(10 persons)	702,565		7.51%

*    Less than 1.0%

(1)
Based upon 9,361,032 shares of common stock outstanding on July 17, 2018. In addition, amounts for individuals assume that all Series B and D convertible preferred stock held by the individual are converted into common stock and all warrants held by the person are exercised.

(2)
Includes 58,988 shares of common stock, 14,000 shares of Series B convertible preferred stock convertible into 8,750 shares of common stock, 16,800 warrants to purchase 2,100 shares of common stock, and 5,000 shares of Series D convertible preferred stock convertible into 7,370 shares of common stock.

(3)
Includes 457,548 shares of common stock, 47,435 shares of Series B convertible preferred stock convertible into 29,647 shares of common stock and 21,600 shares of Series D convertible preferred stock convertible into 31,840 shares of common stock. Of these securities Mr. Jones owns 12,464 shares of common stock and 2,100 shares of Series B preferred stock personally and the remaining shares are held by various investment partnerships, funds and managed accounts, in which NS Advisors, LLC (“NS Advisors”) serves as the investment manager. Mr. Jones is the managing partners of NS Advisors and has sole voting and investment authority over the shares.